UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

REACHLOCAL, INC.

(Name of Subject Company (Issuer))

RAPTOR MERGER SUB, INC.

a wholly owned subsidiary of

GANNETT CO., INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.00001 PER SHARE

(Title of Class of Securities)

75525F104

(CUSIP Number of Class of Securities)

Barbara W. Wall

Senior Vice President, Chief Legal Officer

Gannett Co., Inc.

7950 Jones Branch Drive

McLean, Virginia

(703) 854-6000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Katherine D. Ashley

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, DC 20005

(202) 371-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$150,230,363.00	$15,128.20

(1)         Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) 30,096,787 outstanding shares of common stock, par value $0.00001 per share (the “Shares”) of ReachLocal, Inc. (“ReachLocal”), multiplied by the offer price of $4.60 per Share, (ii) 2,211,183 Shares issuable upon exercise of outstanding in-the-money options multiplied by the offer price of $4.60 per Share, (iii) 184,500 Shares estimated to be issuable upon settlement of outstanding restricted stock units multiplied by the offer price of $4.60 per Share and (iv) 300,000 Shares underlying the Company Warrant (as defined in the Offer to Purchase) multiplied by $2.55. The calculation of the filing fee is based on information provided by ReachLocal as of June 20, 2016, the most recent practicable date.

(2)         The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by .0001007.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,128.20	Filing Party: Gannett Co., Inc. and Raptor Merger Sub, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: July 11, 2016

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:        ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO filed by Gannett Co., Inc., a Delaware corporation (“Gannett”), and Raptor Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Gannett (the “Purchaser”), with the U.S. Securities and Exchange Commission on July 11, 2016 (together with any amendments or supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, $0.00001 par value per share (“Shares”), of ReachLocal, Inc., a Delaware corporation (“ReachLocal” or the “Company”), at a price of $4.60 per Share, net to the holder in cash (less any required withholding taxes and without interest) (the “Offer Price”), subject to the terms and the conditions described in the Offer to Purchase dated July 11, 2016 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 4 is being filed by Gannett and the Purchaser.

This Amendment No. 4 is the final amendment to the Schedule TO and, in accordance with Instruction H of the General Instructions to Schedule TO, constitutes Gannett and the Purchaser’s disclosure under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Shares the Purchaser acquired in the Offer.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to items amended by this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as set forth below.

“At 12:00 midnight, New York City time, at the end of the day on August 8, 2016 (the “Expiration Time”), the Offer expired as scheduled and was not extended. Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”) advised Gannett and the Purchaser that, as of the Expiration Time, a total of 27,754,605 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered but the Shares represented thereby were not yet delivered) had been validly tendered into and not properly withdrawn pursuant to the Offer, representing approximately 92.16% of the outstanding Shares as of the Expiration Time. Additionally, the Depositary advised Gannett and the Purchaser that Notices of Guaranteed Delivery had been delivered with respect to an additional 28,435 Shares, representing approximately 0.09% of the outstanding Shares as of the Expiration Time.

The number of Shares validly tendered and not withdrawn pursuant to the Offer satisfied the Minimum Condition. All conditions to the Offer having been satisfied or waived, the Purchaser accepted for payment all Shares validly tendered into and not properly withdrawn from the Offer, and payment for the Shares will be made promptly in accordance with the terms of the Offer.

Following the purchase of Shares in the Offer, the Purchaser has sufficient voting power to approve the Merger without the affirmative vote of the stockholders of ReachLocal in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). Accordingly, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, the Purchaser and Gannett intend to complete the acquisition of ReachLocal by consummating the Merger on August 9, 2016 in accordance with the terms of the Merger Agreement and in accordance with Section 251(h) of the DGCL. As a result of the Merger, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Gannett, the Purchaser, ReachLocal or any of their respective subsidiaries or Shares held by stockholders who perfect their appraisal rights under Delaware law) will be canceled and will be converted automatically into the right to receive an amount in cash per Share equal to the Offer Price payable, without interest, to the holder of such Share, upon surrender of the certificates or book-entry shares in accordance with the Merger Agreement. All Shares that are converted into the right to receive the Offer Price will be canceled and cease to exist. Following consummation of the Merger, Gannett and the Purchaser intend to cause all Shares to be delisted from the NASDAQ Global Select Market and deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2016

RAPTOR MERGER SUB, INC.

By:	/s/ Barbara W. Wall
	Name:	Barbara W. Wall
	Title:	Vice President

GANNETT CO., INC.

By:	/s/ Barbara W. Wall
	Name:	Barbara W. Wall
	Title:	Senior Vice President and Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 11, 2016*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Summary Advertisement, published July 11, 2016 in USA Today*
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	News Release issued by Gannett on June 27, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Gannett on June 27, 2016)
(a)(5)(B)	Email Announcement to Gannett Employees distributed by Gannett on June 27, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Gannett on June 27, 2016)
(a)(5)(C)	Edited Transcript of Video Broadcast to ReachLocal Employees distributed by Gannett on June 27, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Gannett on June 28, 2016)
(a)(5)(D)	News Release issued by Gannett on August 1, 2016*
(b)(1)

Credit Agreement among Gannett, the several lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and PNC Bank, N.A. and US Bank, National Association, as Co-Syndication Agents, dated June 29, 2015 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Gannett on June 30, 2015)

(b)(2)

Security Agreement, made by Gannett and certain of its Subsidiaries, in favor of JPMorgan Chase Bank, N.A., as Administrative Agent, dated June 29, 2015 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Gannett on June 30, 2015)

(b)(3)

Trademark Security Agreement, dated June 29, 2015, by Gannett and certain of its Subsidiaries, in favor of JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Gannett on June 30, 2015)

(b)(4)

Guarantee Agreement made by the Subsidiary Guarantors listed on the signature page thereto in favor of JPMorgan Chase Bank, N.A., as Administrative Agent, dated as of June 29, 2015 (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by Gannett on June 30, 2015)

(d)(1)

Agreement and Plan of Merger, dated June 27, 2016, by and among Gannett, Purchaser and ReachLocal (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Gannett on June 27, 2016)

(d)(2)

Tender and Support Agreement, dated June 27, 2016, by and between Gannett, Purchaser and each of the stockholders named therein (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Gannett on June 27, 2016)

(d)(3)	Confidentiality Agreement, dated February 19, 2016, by and between ReachLocal and Gannett*
(g)	Not applicable
(h)	Not applicable

*  Previously filed with the Schedule TO.